SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)
(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Stanley Furniture Company, Inc.

(Name of Issuer)

Common Stock, Par Value $0.02 Per Share

(Title of Class of Securities)

854305208

(CUSIP Number)

Steven A. Hale II Manager Hale Partnership Capital Management, LLC 5960 Fairview Road, Suite 432 Charlotte, NC 28210 (704) 970-2012	Justyn R. Putnam Managing Member TALANTA Investment Group, LLC 401 N. Tryon Street, 10th Floor Charlotte, NC 28202 (704) 904-1450	with a copy to Paul J. Foley Kilpatrick Townsend & Stockton LLP 1114 Avenue of the Americas New York, NY, 10036-7703 (212) 775-8712

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 23, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box[   ]

(Continued on following pages)

CUSIP NO. 854305208	13D/A	Page 2

1	NAMES OF REPORTING PERSONS HALE PARTNERSHIP CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF NORTH CAROLINA, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 579,266 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 579,266 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 579,266 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9% of the outstanding Common Stock (based on 14,780,322 Shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed on October 14, 2014)

14	TYPE OF REPORTING PERSON OO, IA

CUSIP NO. 854305208	13D/A	Page 3

1	NAMES OF REPORTING PERSONS HALE PARTNERSHIP CAPITAL ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF NORTH CAROLINA, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 579,266 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 579,266 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 579,266 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9% of the outstanding Common Stock (based on 14,780,322 Shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed on October 14, 2014)

14	TYPE OF REPORTING PERSON OO

CUSIP NO. 854305208	13D/A	Page 4

1	NAMES OF REPORTING PERSONS HALE PARTNERSHIP FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 527,650 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 527,650 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 527,650 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6% of the outstanding Common Stock (based on 14,780,322 Shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed on October 14, 2014)

14	TYPE OF REPORTING PERSON PN

CUSIP NO. 854305208	13D/A	Page 5

1	NAMES OF REPORTING PERSONS MGEN II – HALE FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 51,616 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 51,616 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,616 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.3% of the outstanding Common Stock (based on 14,780,322 Shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed on October 14, 2014)

14	TYPE OF REPORTING PERSON PN

CUSIP NO. 854305208	13D/A	Page 6

1	NAMES OF REPORTING PERSONS STEVEN A. HALE II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 579,266 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 579,266 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 579,266 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9% of the outstanding Common Stock (based on 14,780,322 Shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed on October 14, 2014)

14	TYPE OF REPORTING PERSON IN

CUSIP NO. 854305208	13D	Page 7

1	NAMES OF REPORTING PERSONS TALANTA INVESTMENT GROUP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 234,986 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 234,986 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 234,986 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6% of the outstanding Common Stock (based on 14,780,322 Shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed on October 14, 2014)

14	TYPE OF REPORTING PERSON OO

CUSIP NO. 854305208	13D	Page 8

1	NAMES OF REPORTING PERSONS TALANTA FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 234,986 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 234,986 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 234,986 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6% of the outstanding Common Stock (based on 14,780,322 Shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed on October 14, 2014)

14	TYPE OF REPORTING PERSON PN

CUSIP NO. 854305208	13D	Page 9

1	NAMES OF REPORTING PERSONS JUSTYN R. PUTNAM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares of Common Stock
	8	SHARED VOTING POWER 234,986 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 234,986 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 234,986 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6% of the outstanding Common Stock (based on 14,780,322 Shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed on October 14, 2014)

14	TYPE OF REPORTING PERSON IN

AMENDMENT NO. 1 TO SCHEDULE 13D

Reference is hereby made to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on December 22, 2014, by the Reporting Persons with respect to the shares of Common Stock, $0.02 par value (“Shares”), issued by Stanley Furniture Company, Inc. (the “Issuer”).

The following items of the Schedule 13D are hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

All purchases of the Common Stock of the Issuer have been made by or on behalf of the Funds using the investment capital of the Funds.  The aggregate purchase price of the 814,252 shares of Common Stock acquired was approximately $2,141,704.45 (excluding brokerage commissions and transaction costs).

Item 5.	Interest in Securities of the Issuer

Item 5(a) –(b) of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

(a) - (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference.

The reported shares are beneficially owned by the Funds, with Hale Fund I owning 527,650 shares of Common Stock, Hale Fund II owning 51,616 shares of Common Stock, and TALANTA Fund owning 234,986 shares of Common Stock.

Hale Adviser, as the investment manager of the Hale Funds, Hale GP, as the general partner of the Hale Funds, and Mr. Hale, as the sole manager of Hale Adviser and Hale GP, may be deemed to have the power to direct the voting and disposition of shares of Common Stock beneficially owned by the Hale Funds, and consequently Hale Adviser, Hale GP and Mr. Hale may be deemed to possess indirect beneficial ownership of such shares.  Hale Adviser, Hale GP and Mr. Hale disclaim beneficial ownership of such shares for all other purposes.

TALANTA GP, as general partner of the TALANTA Fund, and Mr. Putnam, as managing member of TALANTA GP, may be deemed to have the power to direct the voting and disposition of shares of Common Stock beneficially owned by the TALANTA Fund, and consequently TALANTA GP and Mr. Putnam may be deemed to possess indirect beneficial ownership of such shares.  TALANTA GP and Mr. Putnam disclaim beneficial ownership of such shares for all other purposes.

Item 5(c) of the Schedule 13D is hereby amended with the addition of the following:

(c) The following table sets forth all transactions with respect to the Shares effected since the Reporting Persons filed the Schedule 13D with the SEC on December 22, 2014.  All transactions (i) reported on Schedule A of the initial filing of the Schedule 13D and (ii) set forth in the table below have been purchases of Shares.

Beneficial Ownership	Transaction Date	Quantity of Shares Purchased	Price per Share (excluding commission)	How Effected
Hale Partnership Fund LP	12/23/2014	13,942	$2.74	Open Market
Hale Partnership Fund LP	12/23/2014	4,554	$2.70	Open Market
MGEN II – Hale Fund, L.P.	12/23/2014	1,365	$2.74	Open Market
MGEN II – Hale Fund, L.P.	12/23/2014	446	$2.70	Open Market

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: December 30, 2014

HALE PARTNERSHIP CAPITAL MANAGEMENT, LLC

By:	/s/ Steven A. Hale II
Name:	Steven A. Hale II
Title:	Manager

HALE PARTNERSHIP CAPITAL ADVISORS, LLC

By:	/s/ Steven A. Hale II
Name:	Steven A. Hale II
Title:	Manager

HALE PARTNERSHIP FUND, LP

By:	Hale Partnership Capital Advisors, LLC, its General Partner

	By:	/s/ Steven A. Hale II
	Name:	Steven A. Hale II
	Title:	Manager

MGEN II – HALE FUND, LP

By:	Hale Partnership Capital Advisors, LLC, its General Partner

	By:	/s/ Steven A. Hale II
	Name:	Steven A. Hale II
	Title:	Manager

/s/ Steven A. Hale II
STEVEN A. HALE II

TALANTA INVESTMENT GROUP, LLC

By:	/s/ Justyn R. Putnam
Name:	Justyn R. Putnam
Title:	Managing Member

TALANTA FUND, LP

By:	TALANTA Investment Group, LLC, its General Partner

	By:	/s/ Justyn R. Putnam
	Name:	Justyn R. Putnam
	Title:	Managing Member

/s/ Justyn R. Putnam
JUSTYN R. PUTNAM